Registration Statement No. 333-237342

Filed Pursuant to Rule 433

July 7, 2020

Is the Demand for Leveraged Oil Stock ETNs Here to Stay?

The MicroSectors™ U.S. Big Oil Index 3X Leveraged ETN (NYSE: NRGU) and MicroSectors™ U.S. Big Oil Index -3X Inverse Leveraged ETN (NYSE: NRGD) were launched on April 9, 2019 as a way to gain daily resetting leveraged exposure to an equal-dollar weighted index of the 10 U.S. listed stocks with the largest market capitalization in the energy/oil sector.

Recent trading activity in these leveraged ETNs indicates that these products are sought by many investors to achieve their investment goals.

Trading volume in both leveraged ETNs has increased dramatically since the beginning of the year. Below is a table of their Q1 vs Q2 average trading volumes1 as of June 30, 2020:

	Average Q1 Note Volume[2]	Average Q2 Note Volume[2]	% Change
NRGU	61,165	3,649,773	5,867%
NRGD	590	37,355	6,226%

1.	Source: Bloomberg.
2.	Each note has a principal amount of $50.

To put those numbers into perspective, NRGD never traded more than 5,000 notes in a single trading day prior to Q2 2020. Since Q2 2020, this ETN has traded more than 5,000 notes a day for 80% of Q2. NRGU, which traded more than 500,000 notes on a single day in Q1 2020, has never traded less than 500,000 notes on a single day in Q2. Since inception, both securities have experienced their highest single-day trading volume in June.

Traders appear to be betting on upside

While both ETNs have experienced an increase in daily trading volume, there is a disproportionate amount of demand in NRGU. As a result of the increase in demand, Bank of Montreal has upsized NRGU ten times in 2020, by a total of 34.5 million notes.

This increased demand in both products could suggest some sophisticated traders see an opportunity to benefit from the daily resetting leverage these products offer. Some traders may use them to place hedges or make trades that could benefit from the daily changes of U.S. oil/energy stocks.

NRGU attempts to deliver 300% of the daily return of the Solactive MicroSectors™ U.S. Big Oil Index, before taking into account fees. The Solactive MicroSectors™ U.S. Big Oil Index is an equal-weighted index comprised of the 10 largest U.S. listed oil and energy stocks. NRGD, on the other hand, attempts to deliver -300% of the daily return on that index, before taking into account fees.

As of the end of June 2020, the index was comprised of Exxon Mobil Corporation (NYSE:XOM), Chevron Corporation (NYSE:CVX), EOG Resources Inc. (NYSE:EOG), Occidental Petroleum Corporation (NYSE:OXY), ConocoPhillips (NYSE:COP), Marathon Petroleum (NYSE:MPC), Phillips 66 (NYSE:PSX), Valero Energy Corporation (NYSE:VLO), Pioneer Natural Resources (NYSE:PXD), and Hess Corp. (NYSE:HES).

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. Please read the disclosure documents, including the relevant pricing supplements, for information prior to making an investment decision.

Bank of Montreal, the issuer of the ETNs, has participated in the preparation of this article in connection with its offering of the ETNs. Bank of Montreal has filed a registration statement (including pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.